     As filed with the Securities and Exchange Commission on June 20, 1995

                                                  Registration No. 33-59409
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------

                                AMENDMENT NO. 1
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

                               -----------------
                         APPLIED MAGNETICS CORPORATION
             (Exact name of Registrant as specified in its charter)
                                                             95-190506
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification  No.)
                               -----------------
                               75 Robin Hill Road
                         Goleta, California 93117-3108
                                 805 683 5353
 (Name, address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                               -----------------
                           RAYMOND P. LE BLANC, ESQ.
                 Vice President, Secretary and General Counsel
                         Applied Magnetics Corporation
                               75 Robin Hill Road
                         Goleta, California 93117-3108
                                 805 683 5353
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------

                                 With a Copy to:
                            STEPHEN E. NEWTON, ESQ.
                               KINDEL & ANDERSON
                            555 SOUTH FLOWER STREET
                               TWENTY-NINTH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 680-2222
                               -----------------

  Approximate date of commencement of proposed sale to the public:
From time to time at the discretion of selling stockholders.




  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                         APPLIED MAGNETICS CORPORATION

                                  Common Stock



                                ________________



          The shares of Common Stock of Applied Magnetics Corporation (the "Company") which may be offered hereby by certain stockholders of the Company (the "Selling Stockholders") named herein under the heading "Selling Stockholders" will be sold to the Selling Stockholders on the exercise of options to purchase shares of the Company's Common Stock. None of the proceeds of any sales by the Selling Stockholders will be received by the Company. It is anticipated that the shares will be sold through the usual brokerage channels on the New York Stock Exchange, or otherwise, at prevailing market prices and subject to the usual and customary commissions.

          The Common Stock is traded on the New York Stock Exchange under the symbol APM. The closing price of the Company's Common Stock on June 19, 1995 was $_______________.


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE COMMISSION
                   OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                        PROSPECTUS.  ANY REPRESENTATION
                              TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.



                             _____________________



             The date of this Prospectus is June ___, 1995

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10007.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered pursuant to
this Prospectus.   This Prospectus does not contain all the information set
forth in the Registration Statement, certain parts of which are omitted in
accordance with the rules and regulations of the Commission.   For further
information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-6635) pursuant to the Exchange Act are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994;
  2. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995;
  3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; and
  4. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

  The Company will provide, without charge, upon written or oral request from any person to whom a copy of the Prospectus is delivered, a copy of any of the documents incorporated by reference in this Prospectus, not including exhibits to such documents. Such requests should be directed to Applied Magnetics Corporation, 75 Robin Hill Road, Goleta, California 93117-3108, Attention:
Secretary, telephone: (805) 683-5353.

                            _______________________

                                  THE COMPANY

  The Company is a leading independent supplier of magnetic recording heads and of head stack assemblies for rigid disk drives. The Company supplies advanced inductive thin-film disk head products, magnetoresistive ("MR") disk head products and ferrite disk head products, including ferrite metal-in-gap ("MIG") and double-MIG disk heads and head stack assemblies.

  The Company was incorporated in California in 1957 and reincorporated in Delaware in 1987. The Company's principal offices are located at 75 Robin Hill Road, Goleta, California 93117-3108, telephone number (805) 683-5353.

                                  RISK FACTORS

  In addition to the other information contained in the Prospectus and the documents incorporated herein by reference, investors should consider the following factors before purchasing the Common Stock being offered by this Prospectus.

  The Company has experienced losses during the years ended September 30, 1990, 1991, 1992, 1993 and 1994. During these years, the Company lost market share as its competitors responded more rapidly to changes in the market and were able to deliver products in volume more consistently. Operating margins fell due to several factors, including the decline in relatively high margin ferrite disk head shipments, difficulties in thin-film production, the combination of high fixed costs and low production and shipment volumes for thin-film operations, substantial research and development expenditures on thin-film technology, restructuring charges of $12 million, $18 million and $49 million in fiscal 1991, 1992 and 1993, respectively, and substantial bad debt reserves taken following customer bankruptcies. While the Company has taken steps to correct these problems, there is no assurance that these problems will not continue in the future, and operating losses have continued in the first half of fiscal 1995. In August, 1994, the Company engaged the consulting firm of Grisanti, Galef & Goldress, Inc. ("GG&G") to provide crisis management and turnaround assistance and advice to the Company. Mr. Craig D. Crisman of GG&G, who has considerable experience in turnaround engagements, was appointed as the Company's Chief Executive Officer. Significant cost reductions have been implemented, including reductions in employment, curtailment of capital expenditures, consolidations of manufacturing activities, production and other resources and sales of excess properties and assets. The implementation of aggressive cash management practices and the Company's sale of its tape head business unit to Seagate in December, 1994, have, together with other cost reductions and control practices, improved the Company's cash and working capital resources. The Company has also implemented additional manufacturing and process control procedures in an effort to resolve its thin-film production problems. There is no assurance, however, that these efforts will be successful and that management's plan to return the Company to profitability will be realized.

TRANSITION TO THIN-FILM FROM FERRITE DISK HEAD PRODUCTS; THIN-FILM PRODUCTION PROBLEMS

  Historically, the Company was a leading independent supplier of ferrite disk heads, which accounted for a majority of net sales as recently as the year ended September 30, 1993. The market for ferrite heads is declining rapidly, both absolutely and as a proportion of the Company's business, as the disk drive industry moves to smaller, higher capacity, higher performance drives and the availability of higher performance thin-film heads increases. Ferrite disk heads accounted for approximately 16% of net sales for the quarter ended December 31, 1994, compared to approximately 34% and 49%, respectively, for the quarters ended September 30, 1994 and December 31, 1993. Ferrite disk head sales dropped from $34,721,000 in the December quarter of 1993 to $8,984,000 in the December quarter of 1994. As a result of the market shift away from ferrite disk heads, the Company has focused its long range strategies on thin-film disk head products. Although the Company expects to continue to produce ferrite disk head products, as long as there is demand for sufficient volume to be profitable, it is concentrating its financial and management resources on improving and increasing production of inductive thin-film disk heads and on the development and commercialization of MR disk heads. The Company has historically experienced manufacturing problems and production yield and quality issues in achieving volume production of thin-film disk heads, and its thin-film operations have not been profitable to date. The Company reorganized its thin-film operations and added key management and technical personnel in 1992 and reorganized again in 1994 in an effort to resolve its production problems. The production yield, quality and manufacturing difficulties experienced by the Company during fiscal 1994 included problems relating to its ability to produce wafers for thin-film disk heads with acceptable production yields from the Company's six-inch line. The Company has implemented additional manufacturing and process control procedures and other steps which resulted in improved yields in its wafer fabrication activities, including the six-inch line, during the last quarter of fiscal 1994, and continuing into the first quarter of 1995. There is no assurance, however, that efforts to maintain production yields at acceptable levels will not be adversely affected by similar or other difficulties that may arise with respect to new products, new product designs or changes in manufacturing processes which would result in lower than acceptable production yields. If the Company is unable to increase inductive thin-film production, maintain quality and compete profitably in the thin-film disk head market, there would be a significant continuing adverse effect on the Company's future operating results.

ABILITY TO ACHIEVE DESIGN-IN POSITIONS AND RESPOND TO CUSTOMER DEMANDS

  Disk drive manufacturers develop a variety of different drive programs to meet different design, performance and cost requirements. Magnetic recording head suppliers, such as the Company, seek to have their heads "designed-in" for a particular drive program and to become qualified as a primary supplier for the new drive. Achieving such a "design-in" position is usually a significant competitive advantage relative to suppliers who are not initially qualified on the new drive program. The development and commencement of production of disk head products for a new drive program involves major expenditures for product design, production engineering and capital equipment. Often, certain production processes must also be adjusted to accommodate the unique specifications of the new design. The disk head industry is intensely competitive, and if the Company's production problems and related financial difficulties, including operating losses and limitations on capital resources, continue or recur, the Company's ability to achieve design-in positions on future, new disk head products and its ability, once having achieved design-in status on such products, to execute on production programs could be adversely affected. Accordingly, there are no assurances that the Company will be able to continue these design-in successes. Further, its financial difficulties, limited resources and aggressive cash management/cost reduction activities may limit or delay the Company's ability to direct sufficient technical, research or other resources, on a timely basis, to new products or new generations of existing products in response to customer demands. If the Company is unable to achieve future design-in positions on major disk drive programs or respond adequately to customer demands, its competitive position and future years' operations will be materially and adversely affected.


RAPID TECHNOLOGICAL CHANGES; SHORT PRODUCT LIFE CYCLES

  The magnetic recording head industry is characterized by rapidly changing technology, short product life cycles and price erosion. The demand for smaller, lighter products with greater data storage capacity requires disk drive and disk head manufacturers to continue to build greater performance into smaller products. To compete in this environment, the Company must work closely with its customers to anticipate technological changes and product lives, develop new products and production technologies and deliver new products in volumes consistent with customer demand. In recent years, the Company's results of operations and market share have been adversely affected because the Company did not adapt quickly enough to changing market conditions and was unable to resolve its thin-film production problems so as to deliver products in sufficient volume. If the Company is unable to adapt quickly enough to future changes, its operating results will continue to be adversely affected and management's plans to return the Company to profitability may be unrealized.

  The Company believes that as the trend toward smaller drives with higher capacity and performance continues, there will be significant demand for MR disk heads which offer performance advantages in small form factor disk drives. The Company is concentrating substantial resources on MR development and is currently delivering prototype volumes of MR disk heads. There is no assurance, however, that the Company will not experience production problems similar to those experienced with respect to volume production of thin-film disk heads. The Company's operating results could be adversely affected, however, if a market does not develop or if the Company cannot develop the ability on a timely basis to produce MR disk heads in volume on a cost-effective basis.

CAPITAL NEEDS; RELIANCE ON SHORT-TERM BORROWING

  The magnetic recording head industry is capital intensive and requires significant expenditures for research and development to develop and exploit technological improvements and new technologies. The Company believes that, in order to achieve its objectives, it will need significant additional resources over the next several years for capital expenditures, working capital and research and development. In fiscal 1995, the Company plans to spend approximately $49 million on capital expenditures, primarily to improve thin-film production processes, expand thin-film production capacity and continue development of MR technologies. The Company has implemented an operating and cash flow management plan intended to provide sufficient cash flow from operations to meet its operating and capital expenditure requirements. There is no assurance, however, that the management plan will produce funds sufficient for fiscal 1995 needs, and in any event, the Company expects that additional sources of capital will be needed to meet requirements in future years. There is no assurance that such additional funds will be available to the Company, and the Company will have greater difficulty obtaining capital from external sources if it is unable to achieve management's goal to return the Company to profitability. If the Company is unable to obtain such capital, it would need to curtail its capital equipment, research and development and working capital expenditures which could adversely affect the Company's future years' operations and competitive position. At March 31, 1995, the Company had outstanding approximately $46.8 million of short-term borrowings in a floating rate demand loan made to the Company's Malaysian subsidiary by a bank in Malaysia. The Company has substantial manufacturing operations in this country. In May 1995, the Malaysian subsidiary accepted an offer from the bank to continue the credit facility. The facility is secured by the subsidiary's real estate and is subject to certain covenants which preclude the subsidiary from granting liens and security interests in other assets. While the Company has no reason to believe that the bank will not continue to make this credit available in the future, if the loan were called it would produce a serious liquidity shortage and result in breach of covenants in other borrowing facilities maintained by the Company. The Company has also arranged a $35 million revolving credit facility with CIT Group/Business Credit, Inc. under which it had drawn $10 million at March 31, 1995. The balance available for additional borrowings under the credit facility, based on eligible trade accounts receivable, was approximately $1.0 million as of March 31, 1995.

  The Company has obtained an extension until March 31, 1996, of the maturity date of a $10.0 million revolving credit facility from a commercial bank. This facility is secured by a letter of credit carried for the account of Hitachi Metals, Ltd. ("HML"). The Company's obligation to reimburse HML for any drawdown against the letter of credit is secured by a security interest in and lien against certain machinery and equipment.

CYCLICAL PRODUCT DEMAND; UNCERTAIN LONG-TERM CAPACITY REQUIREMENTS

  The disk drive industry is cyclical and has been characterized by periods of intense product demand requiring high production levels followed by periods of oversupply, order cancellations, pricing pressure and reduced production levels. During periods of high demand, the Company has expanded production facilities but at times has been unable to expand facilities and hire and train production personnel rapidly enough to meet the demand for its products. Conversely, in periods of lower demand, the Company has had excess production capacity and has experienced margin declines. In recent years, both the Company and its major competitors have expanded their production capacity, particularly for thin-film products, and the Company intends to expand its capacity further in 1995. There is no assurance that market demand will continue to be adequate to absorb this expanded capacity. The Company's operating results would be adversely affected during periods when production capacity is under-utilized and capacity exceeds demand and the Company is unable to increase sales to cover fixed costs.

THIN-FILM PROCESS COMPLEXITY

  Thin-film disk heads are produced in a complex manufacturing process involving numerous steps, each of which is critical to high volume production at acceptable yields and costs. The high performance characteristics of the Company's thin-film heads require extremely fine tolerances and a controlled manufacturing environment. Minor deviations in the wafer fabrication or machining process or in the composition of raw materials can cause significant yield loss and could result in the suspension of production. During the course of the development of its thin-film manufacturing process, the Company experienced difficulty in achieving volume production at acceptable yields. Due to the number of steps and complexity involved in the thin-film manufacturing process, technical and processing problems which may occur early in the production process, but which may not be discovered until the later stages of production, can result in a significant increase in the costs associated with these production problems. Increasingly shortened product life cycles, which require the Company to bring new products into production more rapidly, increase the problems associated with process complexity. The Company believes that manufacturing processes for MR products under development will be more complex than for inductive thin-film products. The Company's future success will depend, among other things, on its ability to continue to improve its yields of thin-film products. There is no assurance that the Company will be able to develop and produce new thin-film products in volume at commercially acceptable yields.

FLUCTUATIONS IN OPERATING RESULTS

  The Company's operating results have fluctuated and may continue to fluctuate from quarter to quarter and year to year. Operating results may be adversely affected by a variety of factors such as significant variations in product yields, changes in product mix, increased production and engineering costs associated with initial production for new customer programs, increases in cost or limitations on availability of materials, labor shortages, excess or inadequate production capacity and decreases in demand or selling prices. Furthermore, the Company's sales are generally made pursuant to individual purchase orders and production is scheduled and customer-specific materials are ordered on the basis of such purchase orders. The Company has experienced cancellation and rescheduling of orders or reductions in quantities as customer requirements change. As a result, its backlog may not be a reliable indicator of future sales. Even though the Company may in some cases be entitled to adjust prices or recover certain costs, cancellation, rescheduling and quantity reductions may nevertheless result in inventory losses, underutilization of production capacity and writedowns of tooling and equipment.

COMPETITION; LIMITED NUMBER OF CUSTOMERS

  The disk head industry is intensely competitive and largely dependent on sales to a limited number of major disk drive manufacturers and systems companies. The Company's ability to obtain new orders from customers depends on its ability to anticipate technological changes, develop products to meet individualized customer requirements and timely deliver products that meet customer specifications at competitive prices. In addition, the disk drive industry is intensely competitive and disk drive manufacturers may quickly lose market share as a result of technological innovations of their competitors or various other factors. In recent years several disk drive manufacturers have experienced bankruptcy. A reduction in orders from or the loss of a customer, which could occur for any of a variety of reasons, could have a material adverse effect on the Company's operations. The Company has depended and expects to continue to depend upon a limited number of customers for most of its sales.
The Company's top four customers accounted for 86% of the Company's net sales in fiscal 1994, and sales to Connor Peripherals, Inc. represented approximately 53% of net sales. Maxtor, which accounted for approximately 13% of the Company's fiscal 1994 net sales, has recently announced continuing operating losses and significant actions to reorganize and consolidate its operations. In addition, Quantum, which accounted for approximately 10% of the Company's fiscal 1994 net sales, has acquired a controlling interest in a supplier that is engaged, primarily, in the development, production and sale of MR disk heads. These or other similar developments could restrict or limit the development of major, new disk drive programs for which the Company anticipates supplying disk heads or prevent Maxtor or other customers from completing existing, major disk drive programs for which the Company supplies disk head. Similar events could occur with respect to one or more of the Company's other customers. If the Company is unable to increase its sales to other customers, there could be a material adverse effect on the Company's operating results.

DEPENDENCE ON FOREIGN OPERATIONS

  The Company conducts substantially all of its production assembly and test operations at its facilities in Korea and Malaysia. In addition, the Company has contractual relationships with unaffiliated parties who conduct manufacturing and assembly operations on a contract-labor basis for the Company in Malaysia and Korea. The Company's operations in Korea have, from time to time in recent years, been affected by labor disruptions and slow downs. In addition to risks of labor disruption, civil unrest and political instability, the Company's foreign operations subject it to risks associated with obtaining governmental permits and approvals, currency exchange fluctuations, currency restrictions, trade restrictions and changes in tariff and freight rates.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company's thin-film and MR operations and development programs largely depends on a limited number of key management and technical personnel as well as on its continued ability to attract and retain skilled engineering and technical personnel. The Company does not maintain key man life insurance on the lives of key employees. Competition for qualified technical and engineering personnel is intense and the Company's future will depend, in large part, on its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. Certain employees of the Company are subject to the terms of confidentiality agreements with respect to proprietary information of their former employers. The failure of these employees to comply with the terms of their agreements could result in assertion of claims against the Company and such employees which, if successful, might restrict their role with the Company and could have a material adverse effect on the Company's business.

SOURCES OF SUPPLY

  The Company relies on multiple, independent suppliers for substrates, photoresist, wire and other materials used in the manufacture of thin-film disk heads and ferrite sliders, and for wire and other materials used in the manufacture of ferrite disk heads. Although the Company has not experienced significant limitations on the availability of these materials, shortages could occur in the future. These developments could disrupt the Company's production volume and have an adverse effect on the Company. While the Company itself manufactures approximately one-half of its total requirements for suspensions used in both ferrite and thin-film disk head products, it purchases most of its remaining requirements for these components from Hutchinson Technology. Except for standard purchase orders issued by it from time to time for the procurement of these suspensions and customary agreements relating to proprietary and confidential information, the Company does not have any contractual relationship with Hutchinson. If the Company experienced quality or production problems with its internal suspension manufacturing resources, its dependence on outside suppliers, such as Hutchinson, for these components would be significantly increased. Further, such circumstances could result in limited availability and increased prices with respect to these materials. In addition, if the Company for any reason was unable to obtain adequate quantities of suspensions from Hutchinson, the Company's operating results would be adversely affected.

ENVIRONMENTAL REGULATIONS AND WATER SUPPLY RESTRICTIONS

  The Company uses certain hazardous chemicals in its manufacturing process and is subject to a variety of environmental and land use regulations relating to the use, storage, discharge and disposal of such chemicals and the conduct of its manufacturing operations. California recently enacted legislation generally referred to as "permit by rule." This legislation requires permits for any treatment or transportation of materials considered hazardous wastes. Although the Company has received the necessary permits, a failure by the Company to comply with present or future regulations could subject it to liability or result in production suspension or delay. In addition, environmental and land use regulations could restrict the Company's ability to expand its present production facilities or establish additional facilities in other locations, or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations or to clean up prior discharges. The Company, which is subject to water use restrictions, uses a significant amount of water in its manufacturing process. Although to date the Company has been able to obtain sufficient water supplies without significantly increased costs, stricter water use restrictions may be mandated and additional expenditures for water reclamation and conservation may be required. Any further restrictions on water use could require the Company to reduce production and materially adversely affect the Company's operating results.

VOLATILITY OF STOCK PRICE

  The trading price of the Company's Common Stock has fluctuated widely in response to quarter-to-quarter operating results, industry conditions, awards of orders to the Company or its competitors, new product or product development announcements by the Company or its competitors, general market and economic conditions and other events or factors. The volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stocks of high technology companies independent of their individual operating results. The market value of the Company's Common Stock at any given time may be adversely affected by factors independent of the Company's operating results.

                                 STOCK OPTIONS

  In August 1991, the Company engaged GG&G, a consulting firm specializing in the turnaround of troubled businesses, to provide crisis management and advise the Company in developing and implementing a turnaround plan. Craig D. Crisman of GG&G has been appointed as President, Chief Executive Officer and Chief Financial Officer of the Company. Other representatives of GG&G provide services to the Company in various capacities.

  In connection with GG&G's engagement, the Company agreed on September 29, 1994 to grant GG&G an option to purchase 250,000 shares of the Company's Common Stock. GG&G has assigned the option to an affiliated partnership GG&G Equity Partners ("GG&G Partners"). As permitted by the terms of the option, GG&G Partners distributed interests in the option ("Partial Options") to 11 of its partners or trusts for their benefit (the "Selling Stockholders").

  The Partial Options are exercisable at any time until the earlier of five years from the date of grant, the date of any termination by GG&G of its consulting agreement with the Company or 30 days after any termination of such consulting agreement by the Company if within such 30 days the Board of Directors of the Company determines in good faith that the objectives set forth in the consulting agreement have not been achieved. The exercise price of the options is $4.125 per share, the fair market value of the Common Stock on the date of the approval of the grant of the option by the Company's Board of Directors. The Partial Options are not assignable and may be exercised only by the holder or, in the event of the holder's death, by a person who acquired the right to exercise by bequest or inheritance.


                              SELLING STOCKHOLDERS

  This Prospectus may be used in connection with the sale of certain shares of the Company's Common Stock by the Selling Stockholders. Such shares may be acquired by the Selling Stockholders on the exercise of the Partial Options to purchase shares of the Company's Common Stock granted in connection with the engagement by the Company of GG&G. The following table provides information as to the shares of Common Stock owned beneficially by the Selling Stockholders as of May 12, 1995, the number of shares to be sold by the Selling Stockholders and the number of shares which will be owned by Selling Stockholders after the offering.



                                              Number         Number
                                                of             of
            Name and                          Shares         Shares      Number of Shares
          Relationship                     Owned Before     Shares to   to be Owned After
         to the Company                  the Offering (1)  be Sold (2)   the Offering (2)
- ---------------------------------------  ----------------  -----------  -----------------

Martin Batt-Keough MP                         5,357           5,357            0
Craig D. Crisman, President and Chief       119,643         119,643            0
 Executive Officer of the Company
Marvin A. Davis Inc. Defined Benefit          5,357           5,357            0
 Pension Fund
American Consolidated Resources, Inc.        42,858          42,858            0
 Retirement Trust
The J. Goldress Revocable Trust              37,500          37,500            0
Lynda Dawson                                 12,500          12,500            0
Lee N. Katz Profit Sharing Trust              5,357           5,357            0
Carole O'Connor                               5,357           5,357            0
Richard J. Puricelli                          5,357           5,357            0
Richard D. Saunders - IRA                     5,357           5,357            0
W. Gary Suttle                                5,357           5,357            0
                                                            -------
                 Total                                      250,000
                                                            =======
- ---------------------------




(1) Consists of shares subject to the Partial Options and assumes the exercise in full of all of the Partial Options.
(2) Assumes the sale of all shares purchased on the exercise of the Partial Options.

                             PLAN OF DISTRIBUTION

  Shares acquired on the exercise of Partial Options may be offered and sold by the Selling Stockholders from time to time and in such amounts as the Selling Stockholders determine. It is anticipated that the shares will be resold to the public through the usual brokerage channels on the New York Stock Exchange, or otherwise, at prevailing market prices and subject to the usual and customary commissions.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock will be passed upon for the Company by Raymond P. Le Blanc, Vice President, Secretary and General Counsel to the Company. As of April 30, 1995, Mr. Le Blanc owned 23,133 shares of the Company's Common Stock and held options to purchase 73,817 additional Shares.

                                    EXPERTS

  The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                INDEMNIFICATION

  Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers and agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article Seventh of the Bylaws of the Company requires indemnification to the full extent authorized by the General Corporation Law of Delaware. The Company also maintains insurance policies which insure its officers and directors against certain liabilities.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

==============================================================================

No person is authorized to give any information or to make any representations other than contained in this Prospectus in connection with the offer hereby made, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to buy any securities other than the registered securities to which it relates or an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.







===============================================================================



                        APPLIED MAGNETICS CORPORATION


                                 COMMON STOCK






                                  ----------
                                  PROSPECTUS
                                  ----------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses Of Issuance And Distribution

                                                     To be Paid
                                                         by
                                                     Registrant*
                                                    -------------
    Registration fee .........................      $   340
    Listing fee ..............................        1,500
    Printing and engraving expenses ..........        2,000
    Accounting fees and expenses .............        1,500
    Legal fees and expenses ..................       13,000
    Miscellaneous                                       660
                                                    --------------
      Total                                         $19,000
                                                    ==============

- ------------------

*   Estimated



ITEM 16.  EXHIBITS

  5.1  Opinion of Raymond P. Le Blanc, Esq.
  23.1 Consent of Arthur Andersen LLP
  23.2 Consent of Raymond P. Le Blanc, Esq. (included in Exhibit 5.1)

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goleta, State of California, on June 19, 1995.


                                        APPLIED MAGNETICS CORPORATION

                                        By /s/ Craig D. Crisman
                                           --------------------------
                                           Craig D. Crisman
                                           President and Chief Executive Officer

                               POWER OF ATTORNEY




  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


  Signature                      Title                                Date
  ---------                      -----                                ----
                      President, Chief Executive Officer,
                           Chief Financial Officer
                               and Director
                         (Principal Executive Officer
                       and Principal Financial Officer)            June 19, 1995
/s/ Craig D.Crisman*
- -------------------
Craig D. Crisman


                            Corporate Controller
                        (Principal Accounting Officer)             June 19, 1995
/s/ Peter T. Altavilla*
- ----------------------
Peter T. Altavilla



/s/ Harold R. Frank*             Director                          June 19, 1995
- -------------------
Harold R. Frank



/s/ R. C. Mercure, Jr.*          Director                          June 19, 1995
- ----------------------
R. C. Mercure, Jr.



/s/ Herbert M. Dwight, Jr.*      Director                          June 19, 1995
- --------------------------
Herbert M. Dwight, Jr.


*By /s/ Raymond P. Le Blanc
   ------------------------
      Raymond P. Le Blanc
       Attorney-in-Fact


                                                                    Exhibit 23.1


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



    As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our reports dated December 22, 1994 incorporated by reference in Applied Magnetics Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and to all references to our firm included in this registration statement.


                                          ARTHUR ANDERSEN LLP


Los Angeles, California

June 19, 1995

                                 EXHIBIT INDEX


Exhibits
- --------

 5.1 Opinion of Raymond P. Le Blanc

23.1 Consent of Arthur Andersen LLP
     (included on Page II-3)

23.2 Consent of Raymond P. Le Blanc (included in Exhibit 5.1)